Stevens & Lee

Lawyers & Consultants

111 N. Sixth StreetReading, PA  19601(610) 478-2000 Fax (610) 376-5610www.stevenslee.com

Direct Dial:  (610) 478-2167

Email:  tfd@stevenslee.com

Direct Fax:  (610) 988-0828

May 10, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Company filed a new Prospectus and Statement of Additional Information under Rule 485(a) on March 22, 2013, to add a new series, the Baltic Index.  The Staff of the Commission has requested certain revisions regarding this filing by telephone call to the undersigned.  The Fund intends to address the Staff’s comments on the Baltic Fund as follows:

1.

The staff commented that the language describing the investment objective in “Costs of Investing” on page 8 was not the same as the initial objective stated in “Investment Objective” on page 1.  The language in the first section on page 1 has been changed to say “replicate” the index, as the language elsewhere says.

2.

The language in the Shareholder Fees and Operating Expense tables on page 1 of the Prospectus  for the Class A shares has been corrected to delete the language in the small account service fee following the words “below $1,000.”

3.

Language has been added to “Primary Investment Strategies” on page 3 to indicate that the Index (and by extension the Fund) is not concentrated in any one industry.

4.

Under “primary risks” on page 4, the discussion relating to the definition of diversified funds has been changed to track more precisely the language in the Investment Company Act of 1940, and the status of the Fund as “non-diversified” has been made clear.

5.

Also in this same section, language has been added to indicate that the Fund is not aware of any risk specific to the Baltic region.

6.

On page 12 under “Redemption and Account Service Fees,” reference to future funds has been deleted.

7.

In the SAI, the language in the “Fundamental Policies” section on page 5 has been changed to refer more precisely to the definition of diversified in the 1940 Act.

8.

A footnote has been added on page 10, after the chart of other officers, describing the family relationships that exist between the people.

9.

Where appropriate or applicable, the language of the previous filings of the other DMS series will similarly be corrected pursuant to Rule 485(b) filings.

With the changes referenced above, the Fund believes that it has addressed all comments raised by the Staff that would be applicable to the Baltic Index Fund.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm

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